
stratasys | F900

Stratasys Q3 2019

Financial Results Conference Call

November 13, 2019

Q3 2019

Conference call & webcast details

Speakers

- Elan Jaglom – Interim CEO
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/mmc/p/gt9wb79u

Live dial-in information

Primary dial-in:
+1-866-394-5776

International dial-in:
+1-409-350-3596

Participant passcode:
9983069

Forward looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the "**2018 Annual Report**"), filed with the Securities and Exchange Commission (the "**SEC**") on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 19.



Elan Jaglom

Interim CEO



Opening Remarks

- Q3 results reflect continuation of delivering earnings and profitability, despite the impact of economic weakness in Europe and Asia
- Increasing adoption in target verticals in Americas, and expect to see same trends in other regions when macro conditions improve
- Believe new, expanding product portfolio will broaden addressable markets – expect to make additional product announcements in 2020

Make it Better.
Make it with Stratasys.

Financial Update

Lilach Payorski – CFO


stratasys | F170

Financial Results

	GAAP			Non-GAAP		
	Q3-18	Q3-19	Change Y/Y	Q3-18	Q3-19	Change Y/Y
Total Revenue	162.0	157.5	-2.8%	162.0	157.5	-2.8%
Gross Profit	78.9	77.4	(1.5)	84.5	82.5	(2.0)
% Margin	48.7%	49.2%	0.5%	52.1%	52.4%	0.3%
Operating Income (Loss)	3.4	(6.0)	(9.3)	8.2	8.1	(0.1)
% Margin	2.1%	-3.8%	-5.8%	5.0%	5.1%	0.1%
Pre-Tax Income (Loss)	3.3	(5.7)	(9.0)	8.1	8.4	0.3
% Margin	2.0%	-3.6%	-5.6%	5.0%	5.3%	0.3%
Tax Expenses	0.3	0.6	0.3	1.1	1.4	0.3
EBITDA	14.7	5.8	-61%	14.1	13.9	-1%
Net Income (Loss) attributed to SSYS Ltd.	(0.7)	(6.9)	(6.3)	5.7	6.3	0.6
% Margin	-0.4%	-4.4%	-4.0%	3.5%	4.0%	0.5%
Diluted EPS	(0.01)	(0.13)	(0.12)	0.11	0.12	0.01
Diluted Shares	53.8	54.4	1.2%	54.0	54.9	1.8%

$ in millions, except shares data

All numbers and percentages rounded

Financial Results
Revenue


Quarterly Trend
162.0
52.4
109.6
177.1
52.6
124.5
155.3
50.2
105.1
163.2
52.8
110.3
157.5
51.1
106.3
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3' 19
Service
Product

Revenue Growth – Q3 '19		
Revenue	**Y/Y**	**Y/Y** *(exc. FX)*
Product	-3%	-2%
System	-9%	-9%
Consumables	+3%	+5%
Service	-2%	-2%
Customer Support	+3%	+4%

$ in millions unless noted otherwise
All numbers and percentages rounded

Financial Results
Gross margin trends


GAAP
55.6%
54.6%
58.0%
57.3%
58.3%
48.7%
49.1%
49.2%
49.7%
49.2%
34.2%
36.1%
30.9%
33.9%
30.1%
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Non-GAAP
60.6%
58.9%
61.8%
61.1%
62.3%
52.1%
52.2%
52.0%
52.5%
52.4%
34.5%
36.3%
31.3%
34.5%
31.7%
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Total Gross Margin
Product Gross Margin
Service Gross Margin

All percentages rounded

Financial Results
Operating expenses and operating margin trends


10%
75.6
83.4
Q3 '18
Q3 '19

GAAP Operating Expenses


-3%
76.3
74.4
Q3 '18
Q3 '19

Non-GAAP Operating Expenses


5.0%
7.2%
4.4%
5.5%
5.1%
2.1%
-2.1%
-2.1%
0.5%
-3.8%
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise

All numbers and percentages rounded

Financial Results

Balance sheet summary and cash flow from operations

	Q3-18	Q2-19	Q3-19
Cash and Cash Equivalents	348.9	366.3	**347.1**
Accounts Receivable	129.5	131.5	**133.7**
Inventories	118.1	147.8	**164.7**
Net Working Capital	483.9	505.9	**509.0**



5.0
-8.6
Q3 '18
Q3 '19

Cash Flow From Operating Activities

$ in millions unless noted otherwise

All numbers rounded

Lilach Payorski
CFO

Financial Summary

- Pleased with profitability and earnings in the third quarter that reflect positive impact of expense management and operational efficiencies – despite lower revenues in some regions
- Positive year-over-year growth in the core professional and production focused-business of the Americas
- Continue to enjoy a healthy balance sheet and well-positioned to take advantage of opportunities moving forward



CEO Search Update

Elan Jaglom, Interim CEO

Revenue and Earnings Guidance

Revenue (M)
$640 - $655

GAAP Diluted EPS
($0.31) – ($0.05)

Non-GAAP Diluted EPS
$0.55 - $0.70

Reconciliation of GAAP to Non-GAAP Guidance **($ in millions, except per share data)**	
Revenue	$640 to $655
GAAP Net Loss	($17) to ($3)
(1) Stock-Based Compensation Expense	$22 to $24
(2) Intangible Assets Amortization Expense	$23 to $24
(3) Reorganization Related Expense (Income)	($1) to $1
(4) Income tax adjustments related to Non-GAAP items	($2) to ($3)
Non-GAAP Net Income	$30 to $38
GAAP Diluted Loss Per Share	($0.31) to ($0.05)
Non-GAAP Diluted Earnings Per Share	$0.55 to $0.70

$ in millions unless noted otherwise

Thank You

Make it Better.
Make it with Stratasys.

stratasys

GAAP to Non-GAAP Reconciliation

Results of operations Stratasys Ltd

	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$77,409	$5,087	$82,496	$78,928	$5,545	$84,473
Operating income (Loss) (1,2)	(5,952)	14,055	8,103	3,350	4,815	8,165
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(6,941)	13,275	6,334	(679)	6,383	5,704
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.13)	$0.25	$0.12	($0.01)	$0.12	$0.11
(1) Acquired intangible assets amortization expense		3,916			5,221	
Non-cash stock-based compensation expense		475			351	
Reorganization and other related costs		696			-27	
		5,087			5,545	
(2) Acquired intangible assets amortization expense		2,016			2,532	
Non-cash stock-based compensation expense		4,960			3,662	
Reorganization and other related costs		1,992			0	
Merger and acquisition related expense		0			(6,924)	
		8,968			-730	
		14,055			4,815	
Corresponding tax effect		-780			-750	
Gain from equity method divestment and related amortization and impairments		0			2,318	
		$13,275			$6,383	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,394		54,940	53,769		53,992

$ in millions unless noted otherwise